Filed by AltC Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.
Commission File No. 001-40583
Date: September 7, 2023

Oklo appoints R Craig Bealmear as Chief Financial Officer

•	Craig Bealmear brings over 30 years of leadership experience at publicly traded energy companies. Craig is expected to fulfill a crucial role to enable Oklo's growth and lead Oklo's financial strategy.
•	As CFO, Bealmear will oversee all corporate financial functions, spearheading initiatives to identify and access capital markets, fostering and managing key relationships with investors, and formulating and executing Oklo’s long-term financial and growth strategy.
•	Bealmear’s international business background in corporate finance and strategy will support the commercialization of Oklo’s advanced fission power plants on a global scale.

SANTA CLARA, Calif.– Oklo Inc. (“Oklo” or the “Company”), an advanced fission technology and nuclear fuel recycling company, has appointed R Craig Bealmear as Chief Financial Officer. Bealmear brings extensive experience from the renewable and downstream energy sectors. With over thirty years of experience in financial and commercial leadership, particularly in public company settings, Bealmear will play a pivotal role in Oklo’s continued growth and lead the Company’s financial strategy. In his role as CFO, Bealmear will hold a critical position overseeing all corporate financial functions. This includes spearheading initiatives to identify and access capital markets, fostering and managing key investor relationships, and formulating the Company’s long-term financial strategy.

“We are excited to welcome Craig to the Oklo team. Craig’s extensive international experience in corporate finance, commercial operations and strategy will be instrumental in supporting Oklo’s mission to provide clean, reliable, and affordable energy on a global scale,” said Jacob DeWitte, Oklo’s co-founder and CEO. “Having previously served as a public company CFO, Craig brings valuable insights into investor relations and other crucial aspects of scaling businesses and enhancing shareholder value.”

During Bealmear’s 28 year career at BP, he had a variety of significant responsibilities that culminated in his role as CFO for its North America downstream division, in which Bealmear was responsible for financial reporting, control, and compliance for its three U.S. refineries, midstream operations and 7,500 retail sites across the continent. His experience in developing and implementing deal structures, including joint ventures with private equity firms, positions Oklo to explore strategic opportunities for growth and expansion. In his most recent role as a member of Renewable Energy Group (NASDAQ: REGI) (REG)’s senior leadership team, Bealmear led all financial activities, including accounting, financial planning, tax, compliance, internal audit, treasury, and investor relations. Bealmear played a crucial role in several important strategic initiatives to REG, including its inaugural $550 million green bond offering and the sale of the company to Chevron for $3.15 billion in 2022.

“I am thrilled to accept the role of CFO at Oklo and be a part of the tremendous team that is being assembled to transform how fission technologies come to market and meet the urgent need for affordable, reliable, clean energy,” said Craig Bealmear, Oklo’s CFO. With Bealmear's exceptional qualifications and unwavering dedication to driving sustainable energy solutions, Oklo is confident in its ability to achieve new milestones as a public company and revolutionize the energy landscape.

Bealmear holds an MBA degree in Finance from The Wharton School: University of Pennsylvania and an undergraduate degree in Business Administration from Bellarmine University (Louisville, KY). He serves on the board of the Bellarmine University Rubel School of Business Executive Committee and is on the President’s Counsel at the Chicago Museum of Science and Industry (MSI).

On July 11, 2023, Oklo and AltC Acquisition Corp., a special purpose acquisition company, announced a definitive business combination agreement. This valued Oklo at $850 million and is expected to deliver up to $500 million in gross proceeds from the cash held in AltC’s trust account, subject to redemptions by AltC shareholders. Oklo will use the funds to construct the first Aurora powerhouse and build out the business.

Oklo has a robust pipeline of potential customer engagements across a number of industries and signed non-binding indications of interest that it believes could result in sales of over 700 MWe. The early demand for Oklo’s solutions exemplifies the market interest in its scalable size range and differentiated business model, involving selling power as well as selling nuclear fuel recycling services to the U.S. market.

Oklo also recently announced its tentative selection as the contractor awardee to site a micro-reactor at Eielson Air Force Base Alaska and signed a new Memorandum of Understanding with Centrus, the trusted domestic supplier of nuclear fuel and services for the nuclear power industry. Oklo and Centrus have entered into a broad range of collaboration programs supporting the development and operation of Oklo’s Aurora powerhouses including supply of HALEU produced by Centrus at its Piketon, Ohio, facility. The announcement includes Oklo's early customer engagement with Centrus for Oklo's planned Ohio plants. Centrus intends to buy clean, reliable, and affordable energy from Oklo to power its HALEU Production Facility.

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About Oklo Inc.: Oklo Inc. is developing fast fission power plants to provide clean, reliable, and affordable energy at scale. Oklo received a site use permit from the U.S. Department of Energy, was awarded fuel material from Idaho National Laboratory, submitted the first advanced fission custom combined license application to the Nuclear Regulatory Commission (“NRC”), and is developing advanced fuel recycling technologies in collaboration with the U.S. Department of Energy and U.S. national laboratories.

On July 11, 2023, Oklo and AltC Acquisition Corp. (“AltC”) (NYSE: ALCC) announced that they have entered into a definitive business combination agreement that upon closing would result in the combined company to be listed on the New York Stock Exchange under the ticker symbol “OKLO.”

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “goal,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Memorandum of Understanding between Oklo and Centrus, including with respect to the supply of HALEU to Oklo and any of the other components of the collaboration, statements regarding the consummation of any definitive agreement between Oklo and Centrus, including with respect to Centrus’ purchase of electricity from Oklo, the deployment and capabilities of Oklo’s powerhouses in southern Ohio, statements regarding Oklo’s expected market opportunity and pricing for the electricity generated by its powerhouses and the consummation of the proposed business combination between Oklo and AltC. These forward-looking statements are based on information available to us as of the date of this news release and represent management’s current views and assumptions. Forward-looking statements are not guarantees of future performance, events or results and involve known and unknown risks, uncertainties and other factors, which may be beyond our control.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Oklo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oklo. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about Oklo that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties, include risks related to the deployment of Oklo’s powerhouses, including those that affect the success of each of the collaboration between Oklo and Centrus; the risks that Centrus is the future is unable or unwilling to proceed with the collaboration programs discussed herein; the risk that Oklo and Centrus do not ever enter into any definitive agreements relating to the purchase and sale of electricity or for any of the other activities noted in the release; the risks that affect Oklo’s successful deployment, construction and operation of a power plant for Eielson Air Force Base; the risk that Oklo is pursuing an emerging market, with no commercial project operating, regulatory uncertainties; the potential need for financing to construct plants, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of AltC or Oklo is not obtained the effects of competition; changes in applicable laws or regulations; the outcome of any government and regulatory proceedings, investigations and inquiries; each case, under the heading “Risk Factors,” and other documents filed, or to be filed, with the SEC by AltC, including the registration statement on Form S-4 that AltC intends to file. If any of these risks materialize or Oklo’s assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking statements relating to Oklo. There may be additional risks that Oklo does not presently know or that Oklo currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo’s expectations, plans or forecasts of future events and views as of the date of this communication. Oklo anticipate that subsequent events and developments will cause Oklo’s assessments to change. However, while Oklo may elect to update these forward-looking statements at some point in the future, Oklo specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Oklo’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of AltC for their consideration. AltC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to AltC’s shareholders in connection with AltC’s solicitation for proxies for the vote by AltC’s shareholders in connection with the proposed business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Oklo’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, AltC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. AltC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, in connection with AltC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, as well as other documents filed with the SEC by AltC in connection with the proposed business combination, as these documents will contain important information about AltC, Oklo and the proposed business combination. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by AltC with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Participants in the Solicitation

AltC, Oklo and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from AltC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AltC’s shareholders in connection with the proposed business combination will be set forth in AltC’s proxy statement/prospectus/consent solicitation statement when it is filed with the SEC. You can find more information about AltC’s directors and executive officers in AltC’s final prospectus filed with the SEC on July 7, 2021 and in the Annual Reports filed by AltC with the SEC on Form 10-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Media Contact for Oklo:

Bonita Chester, Director of Communications and Media at media@oklo.com

Christina Stenson / Michael Landau
Gladstone Place Partners
(212) 230-5930

Investor Contact

Caldwell Bailey / Eduardo Royes
ICR, Inc.
OkloIR@icrinc.com

Investor Contact for Oklo:

Caldwell Bailey / Eduardo Royes, ICR Inc., OkloIR@icrinc.com